

Morningstar Credit Ratings, LLC

Exhibit 7 - Policies and Procedures to address and manage conflicts of interest

➢ Code of Conduct

➢ Policies, Procedures and Internal Controls with Respect to Rule 17g-5(c)(1) Exemption

➢ Policy Regarding Document Retention

➢ Look-Back Review Policies and Procedures

➢ Policies and Procedures for Logging Inquiries from Users of our Credit Ratings

➢ Policies and Procedures for the Treatment of Tips Alleging Material Violations of the Law



Morningstar Credit Ratings, LLC
Code of Conduct

INTRODUCTION

Morningstar's objective is to provide the most accurate and timely credit ratings and analytical information to its investor clients and the capital markets. Morningstar is periodically evaluating its analytical criteria, financial models, delivery systems and investment reports to determine ways to improve its processes, practices and products. Credit ratings are not recommendations to purchase, sell or hold any security.

Morningstar has developed this Code of Conduct (this "Code") to align its policies and procedures with the Code of Conduct Fundamentals for Credit Rating Agencies, Technical Committee of the International Organization of Securities Commissions, December 2008 (the "IOSCO Code").

Morningstar requires its Access Persons (as defined in Morningstar's Code of Ethics) to comply with this Code and Morningstar's: Code of Ethics and Confidential Information and Analytics Firewalls Policies. Copies of Morningstar's Code of Ethics and Confidential Information and Analytics Firewalls Policies are made available on Morningstar's website, at www.morningstarcreditratings.com, as part of Morningstar's Form NRSRO, Exhibits 5 and 3, respectively.

Morningstar strives to keep its rating and surveillance processes independent of conflicts of interest. Morningstar's Access Persons are directed and expected to put clients' interests ahead of their own. Morningstar's management, and Morningstar's analytical and technology teams, have always strived to earn clients' trust. Morningstar holds its Access Persons to high standards for personal conduct, protection and use of confidential information, compliance with Morningstar's reporting and other internal procedures and compliance with applicable securities laws, rules and regulations.

1. QUALITY AND INTEGRITY OF THE RATING PROCESS

A. Quality of the Rating Process

1.1 Morningstar shall adopt, implement and enforce written procedures to ensure that the opinions it disseminates are based on a thorough analysis of all information known to Morningstar that is relevant to its analysis according to its published rating methodologies.

1.2 Morningstar shall use rating criteria and methodologies that are rigorous, systematic, and where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.3 In assessing the creditworthiness of a security, analysts involved in the preparation or review of any rating or surveillance thereof shall use methodologies established by Morningstar. Analysts should apply a given methodology in a consistent manner, as determined by Morningstar.

1.4 Credit ratings shall be assigned by a vote of a rating committee comprised of analysts and not by any individual analyst. Ratings should reflect all information known, and believed to be relevant, to Morningstar, consistent with its published methodology.

1.5 Morningstar shall use analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied. Please see Standards of Experience section of the Standards of Training, Experience and Competence policy for more details.

1.6 Morningstar shall maintain internal records to support its credit opinions in accordance with applicable law and Morningstar's Document Retention policy.

1.7 Morningstar and its analysts shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

1.8 Morningstar should ensure that it devotes sufficient resources to carry out high-quality credit assessments for all securities it rates. When deciding whether to rate or continue to rate an obligation or issuer, Morningstar should assess whether it is able to devote personnel with sufficient skill sets to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed to make such an assessment. Morningstar should adopt reasonable measures so that information it uses in assigning a rating is of sufficient quality to support a credible rating. If the rating involves a type of financial product presenting limited historical data (such as an innovative financial vehicle), Morningstar should make clear, in a prominent place, the limitations of the rating.

    1.8.1 Morningstar should establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of structure that is materially different from the structures Morningstar currently rates.

    1.8.2 Morningstar should establish and implement a rigorous and formal review function responsible for periodically reviewing the methodologies and models and significant changes to the methodologies and models it uses. Where feasible and appropriate for the size and scope of its credit ratings services this function should be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

> *Morningstar is a smaller NRSRO, so an independent function may not be currently feasible.*

> 1.8.3   Morningstar should assess whether existing methodologies and models for determining credit ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially. In cases where the complexity or structure of a new type of structured product or the lack of robust data about the assets underlying the structured product raise serious questions as to whether Morningstar can determine a credible credit rating for the security, Morningstar may decide to refrain from issuing a credit rating.

1.9   Morningstar shall structure its rating teams to promote continuity and avoid bias in the rating process.

B.   Monitoring and Updating

1.10   Morningstar should ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for ratings that clearly indicate that they do not entail ongoing surveillance, once a rating is published Morningstar will monitor on an ongoing basis and update the rating by:

   a.   regularly reviewing the issuer's creditworthiness in accordance with MCR's policies, procedures, and methodologies for each asset class;

   b.   initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a rating action (including termination of a rating), consistent with the applicable rating methodology, and,

   c.   updating on a timely basis the rating, as appropriate, based on the results of such review.

1.11   Where Morningstar makes its ratings available to the public, Morningstar shall publicly announce if it discontinues rating an issuer or obligation. Where Morningstar's ratings are provided only to its subscribers, Morningstar will announce to its current subscribers if it discontinues rating an issuer or obligation. In both cases, continuing publications by Morningstar shall indicate the date the rating was last updated and the fact that the rating is no longer being updated.

C.   Integrity of the Rating Process

1.12   Morningstar and its Access Persons shall comply with all applicable laws, rules and regulations governing Morningstar's activities in each jurisdiction in which it operates.

1.13 Morningstar and its Access Persons shall deal fairly and honestly with issuers, investors, other market participants and the public.

1.14 Analysts shall be held to high standards of integrity. Morningstar will not employ individuals known by Morningstar to have questionable integrity.

1.15 Morningstar and its Access Persons shall not, either implicitly or explicitly, give issuers, investors and/or subscribers any assurance or guarantee of a particular rating prior to the determination of a rating by the rating committee. Morningstar may still provide prospective assessments for structured finance transactions.

    1.15.1 Morningstar analysts are prohibited from making proposals or recommendations regarding the design of structured finance products that Morningstar rates.

1.16 Morningstar's Designated Compliance Officer and Compliance Department shall be responsible for reviewing Morningstar's and its Access Persons' compliance with the provisions of this Code and with applicable laws and regulations. The Designated Compliance Officer's and the Compliance Department's reporting lines and compensation is independent from Morningstar's rating operations.

1.17 Upon becoming aware that another Access Person of Morningstar is or has engaged in conduct that is illegal, unethical or contrary to this Code or Morningstar's Code of Ethics, a Morningstar Access Person should report such information immediately to the Designated Compliance Officer, President or other officer of Morningstar or Morningstar, Inc., as applicable, so proper action may be taken. Any Morningstar officer who receives such report is obligated to take appropriate action, as determined by the laws and regulations in each jurisdiction in which Morningstar operates and the rules and guidelines set forth by Morningstar. Morningstar prohibits the retaliation by other Access Persons or by Morningstar against any employees who, in good faith, make such reports.

2. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A. General

2.1 Morningstar and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 The determination of a credit rating should be influenced only by factors relevant to the credit assessment.

2.3 Morningstar shall not forbear or refrain from taking a rating action, if appropriate, based on the potential effect (economic, political, or otherwise) of the rating action on Morningstar, an issuer, an investor or other market participant.

2.4   Ratings assigned by Morningstar to a security shall not be affected by the existence of or potential for a business relationship between Morningstar (or its affiliates) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship.

2.5   Morningstar shall ensure that its ancillary and other business operations do not present conflicts of interest with its credit rating business. Morningstar has procedures and mechanisms in place to identify, minimize the likelihood that conflicts of interest will arise.

B.   Morningstar's Procedures and Policies

2.6   Morningstar has adopted and implemented written internal procedures and mechanisms to (1) identify, and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence opinions and analyses Morningstar makes or the judgment of its analysts. Morningstar's Form NRSRO discloses broadly such conflict avoidance and management measures.

2.7   When issuing or publishing a rating, Morningstar's disclosures of actual and potential conflicts of interest, if any, shall be complete, timely, clear, concise, specific and prominent.

2.8 Morningstar shall disclose the general nature of its compensation arrangements with rated entities.

    2.8.1   Morningstar's subscription ratings platforms are generally provided on an investor-paid basis, unless otherwise indicated in the applicable ratings report and/or subscription ratings platform. Morningstar's new issue ratings are generally provided on an issuer- or arranger-paid basis, unless otherwise indicated in the applicable ratings report.

    2.8.2   Morningstar shall disclose if it receives 10% or more of its annual revenue from a single issuer, originator, arranger, client or subscriber (including any affiliates of that issuer, originator, arranger, client or subscriber).

    2.8.3   Morningstar encourages structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of the credit rating agencies contracted by the issuers and/or originators to provide a rating.

2.9   Morningstar and its Access Persons shall not engage in any securities or derivatives trading presenting conflicts of interest with Morningstar's rating activities.

2.10 In instances where rated entities (e.g., governments) have, or are simultaneously pursuing, oversight functions related to Morningstar, Morningstar shall use different employees to conduct its rating actions than those employees involved in its oversight issues.

C. Analyst Independence

2.11 Reporting lines for analysts and their compensation arrangements shall be structured to eliminate or effectively manage actual or potential conflicts of interest.

    2.11.1 An analyst shall not be compensated or evaluated on the basis of the amount of revenue that Morningstar derives from issuers that the analyst rates or with which the analyst regularly interacts.

    2.11.2 Morningstar shall conduct formal and periodic reviews of compensation policies and practices for credit analysts and other Access Persons who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Morningstar's rating process.

2.12 Morningstar shall not have Access Persons directly involved in the rating process initiate, or participate in, discussions with any entity they rate.

2.13 No Morningstar Access Person shall participate in or otherwise influence the determination of Morningstar's rating of any particular entity or obligation if the Access Person:

    a. Owns the rated security or derivatives of the rated security, other than holdings in diversified collective investment schemes;

    b. Owns securities or derivatives of any entity related to a rated entity, the ownership of which may cause or may be perceived as a causing a conflict of interest, other than holdings in diversified collective investment schemes;

    c. Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest. Morningstar generally considers this to be employment or a relationship within the previous six months or that is ongoing;

    d. Has an immediate family relationship (i.e., spouse, partner, parent, child, sibling or any other person living in your household) who currently works for the rated entity; or

    e. Has, or had, any other significant business relationship with the rated entity, or any related entity that may be perceived as causing a conflict of interest.

2.14 Morningstar's credit analysts and anyone involved in the rating process (or their spouse, partner, or minor children) should not buy or sell or engage in any transaction in any security or derivative based on a security issued, guaranteed, or otherwise supported by any entity within such analyst's area of primary analytical responsibility, other than holdings in diversified collective investment schemes.

2.15 Morningstar Access Persons are prohibited from soliciting money, gifts of favors from anyone with whom it does business and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding the monetary values set forth in its Code of Ethics.

2.16 Subject to applicable law, any analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest shall disclose such relationship to the Designated Compliance Officer, and if applicable, the analyst's manager and/or the Human Resources department of Morningstar, Inc.

2.17 Morningstar has adopted and implemented policies and procedures for reviewing the past work of analysts that leave the employ of Morningstar and join an obligor, issuer, underwriter, or sponsor of a security for which Morningstar issued a credit rating during the 12-month period prior to such employment (or any affiliate of any such obligor, issuer, underwriter, or sponsor).

3.   RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS

A.   Transparency and Timeliness of Ratings Disclosure

3.1 Morningstar shall distribute in a timely manner its rating actions regarding the securities it rates.

3.2 Morningstar shall publicly disclose its policies for distributing ratings, reports and updates.

3.3 Morningstar shall indicate with each of its rating reports when the rating was last updated.

3.4 Morningstar shall publish sufficient information about its analytical criteria and methodologies so investors and issuers can understand how Morningstar derives its ratings.

3.5 When issuing or revising a rating, Morningstar shall explain in its rating reports the key elements underlying the ratings opinion.

3.6   Where feasible and appropriate, prior to issuing or revising a rating, Morningstar shall inform the issuer of the critical information and principal considerations upon which a rating is based and, if appropriate, afford the issuer an opportunity to clarify any likely factual misperceptions or other matters that Morningstar would wish to be made aware of in order to produce an accurate rating. Morningstar shall duly evaluate the response.   Generally, for Morningstar's subscription platforms the frequency of publications do not make it feasible or appropriate to afford the issuer the opportunity to review such information and considerations.

3.7   Morningstar shall conduct annual default and transition studies on its ratings. The findings from these studies will be made available in Morningstar's Form NRSRO.

3.8   Unsolicited ratings are ratings assigned by Morningstar without the full participation of issuers in the rating process. Morningstar reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if Morningstar believes (1) there is a meaningful credit market or investor interest served by the publication of such a rating, and (2) it has information Morningstar determines is necessary in accordance with its policies and procedures to support its analysis and surveillance. Morningstar will identify issues with unsolicited ratings in accordance with its policies and procedures.

3.9   Morningstar will alert investors and issuers of any material modifications to its methodologies and significant practices, procedures, and processes on its website, at www.morningstarcreditratings.com.

B.   The Treatment of Confidential Information

In connection with this subsection B, Access Persons are reminded to also refer to the aforementioned "Confidential Information and Analytic Firewalls Policies" and "Code of Ethics" and Morningstar's other policies and procedures, as such policies relate to any or all of the following:

3.10   Morningstar and its Access Persons shall protect the confidential nature of information supplied by an issuer or its agent. Morningstar and its Access Persons shall refrain from disclosing confidential information in press releases, through research conferences, to future employers, conversations with investors, other issuers, other persons, or otherwise.

3.11   Morningstar shall use confidential information only for purposes related to its credit rating activities or otherwise in accordance with any confidentiality agreement with an issuer, arranger or other client.

3.12   Access Persons shall take all reasonable measures to protect all property and records belonging to or in possession of Morningstar from fraud, theft or misuse.

3.13 Access Persons shall not engage in transactions in securities when they possess confidential information concerning the issuer of such security.

3.14 Access Persons shall familiarize themselves with the internal securities trading policies maintained by Morningstar, and are required to periodically certify their compliance as required by such policies.

3.15 Access Persons shall not selectively disclose any non-public information about rating actions or possible future rating actions, except to the issuer or its designated agents.

3.16 Access Persons shall not share confidential information entrusted to Morningstar with employees of any non-ratings businesses without the prior written consent of the issuer or its designated agents. Access Persons should not share confidential information within Morningstar except on an "as needed" basis.

3.17 Morningstar Access Persons shall not use or share confidential information for the purpose of trading securities, or for any other purpose, except the conduct of Morningstar's business.

3.18 If laws or regulations now or in the future enacted require disclosure of any information to a regulatory authority or otherwise, Access Persons shall discuss such disclosure with the Designated Compliance Officer of Morningstar and such Designated Compliance Officer of Morningstar shall determine how to proceed with respect to such disclosure.

C.   Prohibitions on Certain Unfair, Coercive or Abusive Practices
Morningstar Access Persons are prohibited from engaging in any of the following unfair, coercive, or abusive practices:

3.19   Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of Morningstar or any person associated with Morningstar;

3.20   Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the Morningstar's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of Morningstar or any person associated with Morningstar;

3.21   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to Morningstar's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of Morningstar or any person associated with Morningstar; and

3.22   Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Morningstar, where such practice is engaged in by Morningstar for an anticompetitive purpose.

4.   DISCLOSURE OF THIS CODE

The President and the Designated Compliance Officer of Morningstar shall be responsible for enforcing this Code and the related rating policies and procedures. Senior management of Morningstar is responsible for (i) keeping Access Persons who report to them informed of Morningstar's policies and procedures and (ii) enforcing Morningstar's policies and procedures among such Access Persons. The President and Designated Compliance Officer of Morningstar shall be responsible for communicating with market participants and the public about any questions, concerns or complaints that Morningstar may receive regarding this Code and the related rating policies and procedures.

This Code and Morningstar's historical performance data can be found on the "Regulatory Affairs" tab of its website, www.morningstarcreditratings.com.

Morningstar's methodologies can be found on the "Ratings / Surveillance" tab of its website, www.morningstarcreditratings.com.

5.   IOSCO CODE OF CONDUCT FUNDAMENTALS

Morningstar accepts and supports the principles of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. Morningstar believes that this Code is generally consistent with, adheres to the principles of, and accomplishes the objectives of, the IOSCO Code. This Code differs in some respects from the IOSCO Code in areas such as (i) the rating process code provisions in order to address Morningstar's investor-paid, subscription platforms, (ii) the treatment of rating assessments for structured finance transactions, (iii) certain publishing procedures, (iv) compliance with Morningstar's policies and procedures, and (v) continuous adherence to applicable securities laws, rules and regulations.

6.   MORNINGSTAR POLICIES AND PROCEDURES

This Code shall be considered in conjunction with Morningstar's other policies and procedures. The term "confidential information" herein shall be interpreted in accordance with Morningstar's "Confidential Information and Analytic Firewalls Policies". In the event the terms hereof conflict with Morningstar's "Confidential Information and Analytic Firewalls Policies," the "Morningstar Credit Ratings, LLC Code of Ethics" and/or Morningstar's other policies and procedures, such conflicts shall be addressed to a member of the Compliance Department for resolution.

END



POLICIES, PROCEDURES AND INTERNAL CONTROLS WITH RESPECT TO RULE 17G-5(C)(1) EXEMPTION

On December 24, 2015 , the U.S. Securities and Exchange Commission issued an order granting Morningstar Credit Ratings, LLC ("Morningstar") a temporary, conditional exemption from Rule 17g-5(c)(1) of the Securities Exchange Act of 1934 (the "Order"), which prohibits NRSROs from having 10% or more of their revenues in a fiscal year from a single person or entity.   The duration of the exemption is until January 1, 2017 with respect to any revenue derived from issuer-paid ratings.

In addition, the Order is conditioned upon:

1. Morningstar publicly disclosing in Exhibit 6 of its Form NRSRO, as applicable, that it received 10% or more of its total net revenue in fiscal year 2015 and 2016 from a client or clients.

2. Review, update, maintain, comply with and document policies, procedures, and internal controls specifically designed to address the conflict of interest created by exceeding the 10% threshold set forth in Rule 17g-5(c)(1), including that the Designated Compliance Officer:
    a. Conduct and document, on at least a quarterly basis, a review of sample rating files from fiscal years 2015, 2016, and 2017 for ratings solicited by the applicable client or clients that provided Morningstar with 10% or more of its total net revenue;
    b. Take other steps acceptable to SEC's Examination Staff to verify that ratings of any such clients were not influenced by commercial concerns and that Morningstar adhered to its policies, procedures, and internal controls concerning the conflict created by exceeding the 10% threshold; and
    c. Deliver quarterly written reports about these efforts to Morningstar's President and Morningstar, Inc.'s Nominating and Corporate Governance Committee.

3. Within five (5) business days after the end of each quarter beginning with the last quarter of its 2015 fiscal year and through the end of its 2017 fiscal year, Morningstar's President filing with the Commission a certification that all credit ratings issued through the end of each such quarter on deals for any client or clients that provided Morningstar with 10% or more of its total net revenue sufficiently adhered to its policies, procedures, and internal controls to address the conflict of interest created by exceeding the 10% threshold, that the DCO took appropriate measures including rating file reviews, to confirm this adherence, and that identifies the credit ratings issued for any such clients during such quarter..

4. Morningstar shall appropriately address the 2015, 2016 or 2017 findings of the SEC's Examination Staff.

5. Net revenue received by Morningstar from a single client shall not exceed 12% of total net revenues for the fiscal year ending December 31, 2016; and

Effective Date: January 1, 2016
Version: 2

6. Morningstar shall retain documentation demonstrating compliance with the conditions of the exemption.

In order to mitigate the conflict of interest presented by the exemption granted, we note the following policies that provide for the creation of firewalls:

1. Morningstar is prohibited under its Code of Ethics from issuing or maintaining a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within Morningstar who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies use for determining credit ratings, including qualitative and quantitative models.

2. Morningstar employees are required under Morningstar's Code of Ethics to take all reasonable steps to safeguard all material non-public information or confidential information obtained through his or her employment in a manner designed to maintain the analytical firewalls set forth in Morningstar's Confidential Information and Analytical Firewalls Policies.

3. All analytical decisions with respect to credit ratings and developing procedures and methodologies with respect to determining credit ratings will be outside the presence of Sales & Marketing staff and by committee. All fee arrangements and engagement terms will be determined by the Sales & Marketing group.

4. Analytical employees are required to refer all inquiries related to fees or other commercial terms to engagements for credit rating services to the relevant member of Sales & Marketing group or the Chief Operating Officer.

5. Analytical employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other clients or potential clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while analytical employees are present. Therefore, analytical employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales & Marketing employees should not initiate fee discussions or negotiations of engagement terms or new business, with analytical employees present. Sales & Marketing employees must ask such analytical employees to leave these meetings, calls, or other discussions before initiating any such discussions or negotiations.

6. Morningstar's accounting staff may only provide information concerning individual fees for subscribers, issuers, transactions and other credit rating clients to members of the Sales & Marketing group and the Legal and Compliance Departments, as requested.

7. All credit ratings are issued pursuant to a committee, which excludes Sales & Marketing employees and results in no single analyst being responsible for a credit rating.

In order to mitigate the conflict of interest presented by the exemption granted, we note the following additional procedures designed to establish internal controls with respect to this process.

1. Reporting. Accounting staff will provide the President and Compliance Department with a periodic report showing client's whose revenues account for 10% or more of our year-to-date revenues; and whose revenues may account for 10% or more of our revenues as of the fiscal year end, based upon current revenue forecasts. The Compliance Department will use this report to monitor conflicts permitted

by, and resulting from, the Order. The Chief Operating Officer or his designee will supply the Compliance Department with any information that it requires to carry out its duties under this policy, including but not limited to notice of the engagement of certain clients.

2. Disclosure. Morningstar will disclose in Exhibit 6 of its Form NRSRO that it received 10% or more of its annual revenues from a single client for the fiscal year ended 2015, and if applicable, the fiscal year ended 2016.

3. Ratings Committee Observation. A member of the Compliance Department or Legal may attend rating committee meetings as an observer. Observation of final New Issue Ratings Committee meetings by a representative of the Legal or Compliance Department will be mandatory when revenues from that issuer or arranger in the previous year accounted for 10% or more of Morningstar's revenues in that year.

4. Managing Director Certification. With the publication of a preliminary rating report, and prior to the publication of any final ratings (if different than the preliminary rating report), the Managing Director of the applicable New Issuance group will execute a certification that, among other things, to his or her knowledge, no analytical staff participating in the rating process negotiated, discussed or arranged the fee for the engagement.

5. Oversight by Responsible Body under Section 15E(t) of 1934. The oversight body lodged with the responsibilities under Section 15E(t) of the Exchange Act for Morningstar will receive and review information regarding issuers or arrangers that provided 10% or more of Morningstar's total revenue for the preceding year, including the results of rating file reviews and other action taken by the Compliance Department to adhere to the Order and monitor this conflict.

6. Compliance Monitoring. The Compliance Department will conduct rating file reviews on a quarterly basis consistent with the Order and take other actions to monitor that ratings are not influenced by commercial concerns and that Morningstar adhered to its policies, procedures, and internal controls concerning the conflict created by exceeding the 10% net revenue threshold.



**MORNINGSTAR CREDIT RATINGS, LLC ("MORNINGSTAR")
POLICY REGARDING DOCUMENT RETENTION**

Contents

Background: This policy sets forth the record retention policy of Morningstar. With respect to Credit Rating files, analysts should maintain any draft document that was relevant to their Credit Rating analysis. A relevant document would be one utilized in the analyst's Credit Rating analysis or demonstrates all processes or procedures related to their Credit Rating analysis were followed, and constitute a Work Paper.

a) Records that must be Made and Maintained

Morningstar must make and maintain the following books and records, which must be complete and current:

1. **Accounting Records**. Records of original entry into the accounting system and records reflecting entries to and balances in all general ledger accounts for each fiscal year.

2. **Credit Rating Records**. Records of each current credit rating indicating:
    a. The identity of each credit analyst that participated in determining the credit rating;
    b. The identity of each person that approved the credit rating before it was issued;
    c. If a quantitative model was a substantial component in the process of determining a credit rating, a record of the rationale for any material difference between the credit rating implied by the model and the final credit rating issued; and
    d. Whether the credit rating was solicited or unsolicited.

3. **Customer Account Records**. An account record for each person (e.g., an obligor, issuer, underwriter, or other user) that paid for the issuance or maintenance of a credit rating indicating:
   a. The identity and address of the person; and
   b. The credit rating(s) determined or maintained for the person.

4. **Subscription Records**. An account record for each subscriber to the credit ratings and/or credit analysis reports indicating the identity and address of the subscriber.

5. **List of Morningstar Services**. A record listing the general types of services and products offered.

6. **Records of Methodologies and Procedures**. A record documenting the established procedures and methodologies used to determine credit ratings.

7. **Records of certain ABS transactions**. A record that lists each security and its corresponding credit rating issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction where Morningstar, in determining the credit rating for the security, treats assets within such pool or as a part of such transaction that are not subject to a credit rating of Morningstar by any or a combination of the following methods:
   a. Determining credit ratings for the unrated assets;
   b. Performing credit assessment or determining private credit ratings for the unrated assets.
   c. Determining credit ratings or private credit ratings, or performing credit assessments for the unrated assets by taking into consideration the internal credit analysis of another person; or
   d. Determining credit ratings or private credit ratings, or performing credit assessments for the unrated assets by taking into consideration the credit ratings of another NRSRO.

8. **Record of Current Credit Ratings**. For each outstanding credit rating, a record showing all rating actions and the date of such actions from the initial credit rating to the current credit rating identified by the name of the rated security or obligor, if applicable, the CUSIP of the rated security or the Central Index Key (CIK) number of the rated obligor.

9. **Record of Look-Back Reviews**. A record documenting the policies and procedures required to establish, maintain, and enforce pursuant to section 15E(h)(4)(A) of the Act (15 U.S.C. 78o-7(h)(4)(A)) and ▬240.17g-8(c).

b) Records that Must be Retained

Morningstar must retain the following books and records that relate to our business as a credit rating agency. Some of these records may have been supplied by third parties.

1. **Financial Records**. Significant records (e.g., bank statements, invoices, and trial balances) underlying the information included in the annual financial reports filed with or furnished under to SEC Rule 240.17g-3.

2. **Credit Rating Documentation**. Internal records, including nonpublic information and Work Papers, used to form the basis of a credit rating.

3. **Credit Reports**. Credit analysis reports, credit assessment reports, and private credit ratings reports and internal records, including nonpublic information and Work Papers, used to form the basis for the opinion expressed in these reports.

4. **Compliance Reports**. Compliance reports and compliance exception reports.

5. **Auditing Records**. Internal audit plans, internal audit reports, documents relating to internal audit follow-up measures, and all records identified by the internal auditors of Morningstar as necessary to perform the audit of the activities that relates to Morningstar as a credit rating agency.

6. **Marketing Material**. Marketing materials of Morningstar that are published or otherwise made available to persons that are not associated with Morningstar.

7. **Credit Ratings Related Communications**. External and internal communications, including electronic communications, received and sent by Morningstar and its employees that relate to initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating.

8. **Complaints**. Any written communications received from persons not associated with Morningstar that contain complaints about the performance of a credit analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating.

9. **Notchings off other NRSRO Ratings.** Internal documents that contain information, analysis, or statistics that were used to develop a procedure or methodology to treat the credit ratings of another NRSRO for the purpose of determining a credit rating for a security issued by an asset pool or part of any asset-backed or mortgage-backed securities transaction.

10. **Certain ABS Ratings,** For each security identified in the record required to be made and retained under paragraph (a)(7) of this policy, any document that contains a description of how assets within such pool or as a part of such transaction not rated by Morningstar but rated by another NRSRO were treated for the purpose of determining the credit rating of the security.

11. **Forms NRSRO.** Form NRSROs (including Exhibits and accompanying information and documents) filed or furnished to the SEC by Morningstar.

12. **Internal Control Structure.** A record of the internal control structure Morningstar must establish, maintain, enforce, and document pursuant to section 15E(c)(3)(A).

13. **Policies and Procedures to Determine Credit Ratings**. The policies and procedures Morningstar must establish, maintain, enforce, and document pursuant to Section 17g-8(a) of the Exchange Act.

14. **Records of rating file reviews** to analyze whether analyst adheres to applicable NRSRO's procedures and methodologies for determining credit ratings.

15. **Records of Policies and Procedures Regarding Credit Rating Symbols, Numbers, or Scores.** Records of the policies and procedures Morningstar must establish, maintain, enforce, and document pursuant to Section 17g-8(b) of the Exchange Act.

16. **Records of Professional Expertise**. The standards of training, experience, and competence for credit analysts Morningstar must establish, maintain, enforce, and document pursuant to Section 17g-9 of the Exchange Act.

c) Retention Periods

These records must be retained
1. for a period of three years after the record has been made, received or updated.,
2. for as long as we rate an obligor or security, and
3. for a minimum of 3 years after withdrawing a rating.

Upon expiration of the retention period, all documents may be destroyed in a manner that protects any remaining confidentiality obligations of Morningstar.

d) Storage and Retrieval

An original, or a true and complete copy of the original, of each record that must be retained pursuant to this policy must be maintained in a manner that, for the applicable retention period specified in this policy, makes the original record or copy easily accessible to the principal office of Morningstar and to any other office that conducted activities causing the record to be made and received.

  a. For ratings files, analysts must maintain email communications with respect to their ratings files that make these communications easily retrievable. Examples of easily retrievable email practices are:
   * Storing the emails in a folder titled by Deal ID or Deal Name in your mailbox
   * Creating a PDF portfolio of the relevant emails and depositing them into the ratings file;
   * Follow the specific guidelines set by the analysts' group head or by Compliance and/or Quality.

e) Off-site Records

The records required to be retained pursuant this policy may be made or retained by a third-party record custodian, provided Morningstar furnished the SEC at its principal office in Washington, DC with a written undertaking of the custodian executed by a duly authorized person. The undertaking must be in substantially the following form:

The undersigned acknowledges that books and records it has made or is retaining for Morningstar Credit Ratings, LLC ("Morningstar") are the exclusive property of Morningstar. The undersigned undertakes that upon the request of Morningstar it will promptly provide the books and records to Morningstar or the U.S. Securities and Exchange Commission ("SEC") or its representatives and that upon the request of the SEC it will promptly permit examination by the SEC or its representatives of the records at any time or from time to time during business hours and promptly furnish to the SEC or its representatives a true and complete copy of any or all of any part of such books and records.

In the event a third-party custodian is engaged, Morningstar remains responsible for complying with every provision of the above paragraphs.

f) Copies to the Commission

Morningstar must promptly furnish the Commission or its representatives with legible, complete, and current copies, and, if specifically requested, English translations of those records of Morningstar must retain pursuant to paragraphs (a) and (b) this section, or any other records of the nationally recognized statistical rating organization subject to examination under section 17(b) of the Act (15 U.S.C. 78q(b)) that are requested by the Commission or its representatives.

g) Definitions

Credit Rating:

A Morningstar letter-grade credit rating is an opinion of the ability of the collateral or obligor to support timely interest payments and to repay principal by the rated final distribution or maturity date according to the terms of the transaction or securities issued and subject to the various qualifications, caveats, and considerations enumerated in its respective ratings letters, ratings reports, and Morningstar's public website.

Morningstar uses a set of letter ratings ranging from AAA to D to express its opinion on the credit quality of a security based on Morningstar's policies and procedures. Morningstar also provides finer gradations of the ratings ranging from AA to CCC by adding a plus or minus sign to indicate relative strength within the rating categories.

Work Paper:

For the purpose of this policy, "Work Papers" are Credit Rating related documents that are a) not superseded by a later draft and the analyst considers the content to be relevant for the Credit Rating analysis; b) submitted as permanent record to the document retention system; or c) a document that was submitted for review in connection with a Credit Rating related process by a credit rating committee.



MORNINGSTAR CREDIT RATINGS, LLC
LOOK BACK REVIEW POLICIES AND PROCEDURES

LOOK-BACK REVIEWS

In order to ensure that Morningstar Credit Ratings, LLC ("Morningstar") provides objective and timely credit ratings, which are free from undue influence, Morningstar will conduct a look-back review of the credit ratings work of certain Access Persons (as such term is defined in Morningstar).

A.   DETERMINATION THAT A LOOK-BACK REVIEW IS REQUIRED

　　　1.　　A look-back review will be conducted with respect to an Access Person or former Access Person when Morningstar knows or can reasonably be expected to know that such Access Person or former Access Person has or will obtain employment with any obligor, issuer, underwriter or sponsor of a security rated by Morningstar during the 12-month period prior to the respective Access Person's employment and that Access Person participated in determining credit ratings for such obligor, issuer, underwriter or sponsor for such a security.

　　　2.　　Access Persons will be deemed to be participating in determining a credit rating, if during the applicable period:

　　　　　(a)　　the Access Person acted as the primary or secondary analyst with respect to the rated security;

　　　　　(b)　　the Access Person voted in the rating committee process with respect to the rated security; or

　　　　　(c)　　the Access Person supervised an Access Person who voted in the rating committee process with respect to the rated security.

　　　3.　　The various business divisions are responsible for maintaining an easily accessible list, setting forth all credit ratings, viz. the securities rated, the related parties, the Access Persons and their roles and other relevant information. Once the Compliance Department determined that a look-back review is required, an Employee Transition Report will be filed with the Commission with respect to any Access Person who:

　　　　　(a)　　was a senior officer of Morningstar;

(b)   participated in any capacity in determining a credit rating for such obligor, issuer, underwriter or sponsor; or

(c)   supervised an Access Person that participated in any capacity in determining a credit rating for such obligor, issuer, underwriter or sponsor.

B.   CONDUCTING A LOOK-BACK REVIEW

1.   Once the Compliance Department has determined that a look-back review is required, it shall promptly initiate a review by retrieving a list of transactions that the Access Person participated in any capacity in determining a credit rating for the respective obligor, issuer, underwriter or sponsor during the applicable look-back period.

2.   The Compliance Department will form a Look-Back Review Committee to review the credit ratings work performed by the analyst, analyst supervisor, or senior officer with respect to the respective obligor, issuer, underwriter or sponsor during the applicable look-back period.

3.   The Look-Back Review Committee will consist of at least three persons, including at least one member of the Compliance Department and at least one analyst supervisor. The analyst supervisor selected may not be the direct team or deal lead of the Access Person subject to the review during the look-back period and may not have been the secondary analyst on the transactions reviewed by the analyst supervisor during the Look-Back Review.

4.   The Look-Back Review Committee will act by a majority of its members to determine whether any conflicts of interest of the Access Person influenced the rating and provide a report of its findings to the Designated Compliance Officer, Human Resources, and the Managing Director of the applicable analytical group.

5.   The Look-Back Review Committee may consider the following items in its conflict of interest determination with respect to the Access Person:

(a)   Emails of the Access Person and email searches related to the applicable obligor, issuer, underwriter or sponsor during the applicable look-back period;

(b)   Procedural failures or procedural or policy exceptions initiated or granted to the Access Person with respect to the applicable obligor, issuer, underwriter or sponsor (for example, unsubstantiated diversions from credit ratings methodologies or criteria, or rating committee actions without a quorum);

(c)   The credit ratings reports and working files related to the credit rating determinations subject to the Look-Back Review; and

(d)   Comparisons of the credit ratings of the applicable obligor, issuer, underwriter or sponsor subject to the Look-Back Review to its peers to evaluate whether the rating analysis was not consistent, particularly related to exceptions to the credit ratings methodology or criteria.

6.   When the Look-Back Committee determines that a conflict of interest existed, the Look-Back Committee will require the analytical group that issued the credit rating to re-rate the transaction subject to the conflict, in accordance with Morningstar's methodology, criteria, policies and procedures. The analytical committee voting on re-rating the transaction, shall not include the primary or secondary analyst on the transaction rated at the time the conflict existed.

7.   Once the transaction is rerated, Morningstar will publish updated ratings report or other publication including: (i) a description of the credit rating actions impacted by the conflict of interest, (ii) applicable dates of the credit rating actions and the level of the impact the conflict had on the applicable rating actions; and (iii) a disclosure that the reason for the ratings action is the discovery that one or more prior credit rating actions were influenced by a conflict of interest and describing the nature of the conflict of interest. If there is no change to the rating, the updated ratings report must also include an explanation as to why no rating action was taken to revise the credit rating notwithstanding the presence of the conflict of interest.

(a)   For a revised investor-paid surveillance credit rating, notice will be delivered via Morningstar's subscription website or through an email to current subscribers and appear in the next issued ratings report.

(b)   For a revised initial issuer-paid rating, notice will be delivered via a revised report posted to Morningstar's public website.

(c)   For revisions affecting both an issuer-paid initial rating and a subsequent investor-paid surveillance credit rating, notices will be delivered via Morningstar's public website and to current subscribers via the subscription website or through an email to current subscribers.

(d)   Effective June 15, 2015, in lieu of, or in addition to, the publication via the mechanisms set forth above in subparagraphs 7(a)-(c), Morningstar must publish notices of this conflict of interest via the mandatory information disclosure forms required by Rule 17g-7(a)(1)(ii)(J)(3).

8.   The re-rating process and publication of a new ratings report will take place as soon as reasonably possible after it is concluded that a revised credit rating is required. A reasonable amount of time is at least the amount of time it would typically take Morningstar to initially rate a similar transaction. Effective June 15, 2015, if the credit rating is not revised or affirmed within 15 calendar days of the date of the discovery that the credit rating was influenced by a conflict of interest, Morningstar must publish a rating action placing the credit rating on watch or review and include with the ratings publication the reason for the action is the discovery that the credit rating was influenced by a conflict of interest.

C.   CERTIFICATION OF POST-EMPLOYMENT ACTIVITIES

1.   Any Access Person who is a senior officer, credit rating analyst or credit rating analyst supervisor will, at the time of the termination of their employment with Morningstar:

(a)   identify, in writing to Morningstar, the name of the Access Person's new employer, the Access Person's title or position and job description with such new employer, and whether such new employer or any of its affiliates is an obligor, issuer, underwriter, or sponsor of a security or money market instrument for which Morningstar issued a credit rating during the 12-month period prior to such employment;

       (b)   agree to inform Morningstar in writing if such Access Person becomes employed by any other employer within the period of five years from and after the date of the termination of the Access Person's employment with Morningstar, the Access Person shall certify to Morningstar the name of the Access Person's new employer, the Access Person's title or position and job description with such new employer, and whether such new employer or any of its affiliates is an obligor, issuer, underwriter, or sponsor of a security or money market instrument for which Morningstar issued a credit rating during the 12-month period prior to such employment; and

       (c)   will provide a certification of post-employment activities in a form acceptable to Morningstar's Compliance Department.

D.   PROCEDURES FOR TRACKING EMPLOYMENT OF FORMER ACCESS PERSONS

1. The business is responsible to track and document all post-employment activities of former Access Persons for a period of five years after their date of departure from MCR

E.   PROCEDURES FOR SUBMITTING AN EMPLOYMENT TRANSITION REPORT

1. In conjunction with the Code of Ethics, Section 15E(h)(5) of the Securities Exchange Act of 1934 requires MCR to report to the SEC any situation in which a former Access Person obtains employment with any obligor, issuer, underwriter, or sponsor of a security or money market instrument for which MCR issued a credit rating during the 12-month period prior to their new employment. MCR is required to submit an "Employment Transition Report" to the SEC indicating the following:

   a) If the former Access Person was a senior officer of MCR;
   b) participated in any capacity in determining credit ratings for a covered company; or
   c) supervised an analyst that participated in any capacity in determining credit ratings for a covered company.

   Upon receiving the Employment Transition Report, the SEC will make the information publicly available on their ETR Website. Employee Transition Reports submitted by other NRSROs can also be viewed here.

2. The Compliance Department will submit an Employment Transition Report by logging into the SEC's ETR login portal and following the instructions below:
   a. Users may utilize the following log-in credentials, or obtain new credentials:
      i. Username: MstarCompliance

ii.   Password: Morn123$

b.   Once the user has logged into the system, he/she must then select "New Form."

c.   The user must then complete the following required information:

i.   NRSRO: *Morningstar Credit Ratings, LLC*

ii.   Covered Company: *the organization in which MCR issued a credit rating and the Access Person has obtained employment.*

iii.   Role of the Covered Employee: *The user will select the following options that apply to the former Access Person:*

a.   Senior Officer of MCR.

b.   Participated in any capacity in determining credit ratings for the covered company.

c.   Supervised an employee that participated in determining credit ratings for a covered company.

iv.   Separation Date: *The last date of employment with MCR.*

d.   After the user has finished inputting the required information, he/she will select "submit form." The user should receive an automated email from the SEC acknowledging the submission of an Employment Transition Report.

F.   DEFINITIONS

"Access Person" means: (i) any Employee of Morningstar; (ii) Morningstar, Inc. compliance personnel dedicated on a full-time basis to Morningstar's regulated activities; and (iii) other Morningstar, Inc. personnel, as designated by the Compliance Department. The Compliance Department will maintain a list of such personnel. When determining whether a Morningstar, Inc. employee is an Access Person for purposes of this policy, the Compliance Department will consider: (i) whether the person's duties are primarily focused on servicing or supporting Morningstar; (ii) the geographic location of the employee; and (iii) the level of access to non-public and/or confidential information that employee has with respect to Morningstar. (from Morningstar Credit Ratings, LLC's Code of Ethics).



MORNINGSTAR CREDIT RATINGS, LLC
POLICIES AND PROCEDURES FOR LOGGING INQUIRIES FROM USERS OF OUR CREDIT RATINGS

Morningstar Credit Ratings, LLC ("MCR") now requires analysts to log incoming inquiries from users of MCR's credit ratings. These procedures are also a guide for inputting inquiries and uploading related documents to the log within MCR's Quickbase web-based database, https://morningstar.quickbase.com/db/main?a=signin

What types of inquiries must be logged?

All *incoming* inquiries received by MCR analysts from users of our credit ratings, including our subscribers or investors that relate to MCR's analysis or products. These inquiries may be received via phone, email or mail. Analysts are also required to log their response, and/or any action taken in response, to these inquiries.

This database isn't for logging communications that are part of your rating process, such as communications with servicers or issuers or arrangers as part of the ratings process. Documents that relate to those types of communications should be deposited into the relevant ratings file, in accordance with MCR's documentation policies and procedures. Additionally, this database is not for logging media calls or requests. All calls or meetings with media should be coordinated through MCR's Marketing Department, in accordance with MCR's procedures.

What if the inquiry could be considered a complaint under MCR's Code of Ethics?

. If an analyst believes an inquiry should be treated as a complaint, the analyst must:

- Immediately notify the Compliance Department that the inquiry logged in Quickbase is a potential complaint
- Record all necessary information in the inquiry as required under MCR's complaint policy under Section VI of MCR's Code of Ethics.

If appropriate, the contents of the inquiry will also be required to be forwarded to your manager. For more information regarding MCR's complaint policy, please see Section VI of MCR's Code of Ethics.

What is Quickbase?

Quickbase is a cloud platform utilized by the Compliance Department to monitor outside inquiries from users of our credit ratings. It's a tool for the Compliance Department to facilitate the review of potential complaints and monitor for the misuse of material non-public or confidential information. For more information regarding Morningstar's definition of material, non-public, and confidential information see MCR's Code of Ethics.

How to enter an inquiry into Quickbase?

To enter a new inquiry:

1. The analyst must first log into the Quickbase system using their Morningstar email and password.

2. From the "MY APPs" homepage, the analyst will click on the Inquiry Resolution Report application tab.


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3. To add a new inquiry, the analyst must first press "+NEW INQUIRY" which opens up the Inquiry field.

Fields to be completed by the MCR analyst:

a. <u>Employee Name</u>: the name of the analyst who has received or is submitting the inquiry.
b. <u>User Name:</u> the name of the individual or entity that has contacted the analyst.
c. <u>User Contact Information</u>: the contact information for the user who has contacted the analyst. For a person that is representing a user that is an entity, the individual's name should also be entered into this field.
d. <u>User Type</u>: the type of user, e.g. subscriber, or investor.
e. <u>Entry Date</u>: The date the inquiry was received by the analyst.
   Note: Inquiries should be logged as soon as reasonably practicable after receiving them.
f. <u>Deal Name</u>: The deal that is specifically referenced by the user. Input N/A if no specific deal is referenced.
g. <u>Description of Inquiry</u>: a brief description of the user's inquiry, and the analyst's response, and/or any action taken in response, to the inquiry received.
h. <u>Attachment</u>: the option to upload any files relevant to the inquiry.
   Note: Multiple documents can be uploaded. To review and edit previously uploaded documents, simply click on the "Revisions" tab next to the uploaded document.
i. <u>Resolution</u>: select whether the inquiry was immediately resolved or is currently pending.
j. <u>Resolution Date</u>: the date the inquiry was resolved. If an inquiry is "pending", the Resolution Date should remain the same as the Date of Entry.

Note: When the inquiry has been resolved, resolution is changed from "Pending" to "Resolved" ; and the Resolution Date should be changed to the date the inquiry has been "Resolved".

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215-444-9959
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4. The analyst will then press "SAVE" and automatically return to the application table.
5. If any documents were uploaded, they should now be viewable under the "ATTACHMENT" column within the Inquiry Table.

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123 Fake St
Philadelphia, PA 19112
215-444-9959
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JPM08XYZ
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How to update an existing inquiry in Quickbase?

1. If the analyst has previously submitted an Inquiry, he/she can then scroll down to his or her Inquiry within the Application Table.

2. The analyst must then click the pencil icon to edit an Inquiry or upload a new document.



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3. After the update is made, the analyst will then press "SAVE" and automatically return to the application table.

Who do I talk to if I have further questions regarding these policies and procedures?

Contact the Compliance Department regarding any questions you have related to these policies and procedures.



MORNINGSTAR CREDIT RATINGS, LLC
POLICIES & PROCEDURES FOR THE TREATMENT OF
TIPS ALLEGING MATERIAL VIOLATIONS OF LAW

Section 15E(u) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that Morningstar Credit Ratings, LLC ("MCR") refer to the appropriate law enforcement or regulatory authorities any information that it has received from a third party and finds credible that alleges that an issuer of securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by the relevant court (a "Tip"). The purpose of this policy is to serve as a guide Access Persons in the event he or she receives a Tip.

What do I do if I receive information that may be a Tip?

If you receive a potential Tip, you should create a written record of the potential Tip, which may include:

- The name of the relevant of issuer,
- The identity and contact information of the tipper,
- The date the potential tip was received by you,
- How the tipper came into contact with you (phone, email, letter, etc.),
- A description of the illegal activities or conduct alleged by the tipper, and
- Whether the information provided is non-public.

You may not be able to obtain all the forgoing information from the tipper. For example, a tipper may want to keep his or her identity private. However, if the tipper declines to provide you with this type of information, it should be noted in your written record. An example template is attached as Exhibit A. An email containing this information is also a sufficient written record for purposes of these policies and procedures.

Once I create the written record of a potential Tip who do I send it to?

All potential Tips must be submitted by providing the written record of the potential Tip, along with any written communications or documentation sent by the tipper to you (i.e., an email, letter or any documents related to the allegations) should be forwarded to the Compliance Department (NRSROcompliance@morningstar.com). Any potential Tips received via voicemail should not be erased and must be forwarded to the Designated Compliance Officer. Potential Tips should be passed onto the Compliance Department as soon as reasonably practicable.

Do I need to verify the accuracy of a potential Tip?

No, MCR is not required to verify the accuracy of any potential Tip received. Furthermore, MCR does not have the authority or capability to formally investigate all potential or actual Tips. One of the purposes of these policies and procedures is to provide a mechanism for a Tip to be sent to the appropriate law enforcement or regulatory authorities who have the capability, resources, and legal authority to investigate the Tip.

How do I know whether the allegations made are a "material" violation of the law?

The term "material" is defined in Section III.D.2(a) of MCR's Code of Ethics. While it's probably clear to you that allegations that an issuer is engaging in a course of conduct that is fraudulent is likely to be material, it may not be as clear to you what other type of violations of the law are material. Therefore, if you're unsure whether the allegations of illegal activity are made by a tipper are material, you should err on the side of reporting the potential Tip in accordance with these policies and procedures.

How do I know whether the allegations made actually violate the law?

If you receive negative allegations about an issuer, but you're unsure whether the allegations made actually constitute illegal conduct, you should err on the side of reporting the information as a potential Tip in accordance with these policies and procedures.

Are potential and actual Tips confidential information?

Yes, which means any information with respect to a potential or actual Tip should not be shared externally and shared internally on a need-to-know basis. Generally, this means that you can only share information about a potential or actual Tip solely in the execution of your responsibilities under these policies and procedures.

What if the potential Tip contains information that may be significant to a rating decision?

If the information provided in connection with a potential Tip could be significant to a rating decision and is credible, the analyst and applicable ratings committee for the transaction will be expected to consider this information in its credit analysis. Notwithstanding the forgoing, if considering information of this type is inconsistent with the applicable ratings group's methodologies, policies or procedures, nothing in these policies and procedures shall require the ratings committee to do so. Additionally, no action with respect to the issuer's ratings will be taken until the Compliance Department has notified the analyst and the applicable ratings committee that it has completed its review the potential Tip and it has concluded that it is credible. See – "How will the Compliance Department handle the Tip?" below.

How do I document information related to a potential or actual Tip that is used in making a rating decision?

If the information provided in connection with a potential or actual Tip is utilized in a ratings analysis, it should be documented into the ratings file consistent with MCR's Documentation Policies and Procedures and the ratings file maintenance practices for the applicable ratings group. However, only portions of the Tip File relevant to the ratings analysis will be retained directly into the applicable ratings file.

How will the Compliance Department handle the potential Tip?

A review of all potential Tips will be coordinated by the Compliance Department. The purpose of the review will be to determine whether the potential Tip is an actual Tip, and therefore, the allegations appear to be credible, and if true, would constitute a material violation of law that has not been adjudicated by the relevant court and appear to be sufficiently credible.   Typically, this will include coordinating a review of the potential Tip by internal and/or external legal counsel; and coordinating and overseeing the inquiries made by the applicable ratings committee and/or analysts with the issuer when following up on a potential Tip. Unless the tipper does not object, the identity of the tipper should not be provided to the issuer.

If the potential Tip is deemed to be an actual Tip, the applicable rating analyst and/or committee members will be notified by the Compliance Department, which will provide them with the information that they require regarding the Tip, so they may complete their rating analysis.

Additionally, the Compliance Department will work with internal and/or external counsel to contact and notify the relevant regulatory or law enforcement authority regarding the Tip.   The Tip will also be entered into MCR's Tip Log and a Tip File will be created. The Compliance Department will coordinate the documentation of the Tip by creating a Tip File that will contain, to the extent applicable,:

- the Tip Memo;
- any internal memos related to the internal review of the Tip;
- any written correspondences with the Tipper; and
- any written correspondences with the relevant regulatory authorities.

Who do I talk to if I have further questions regarding Section 15E(u) of the Exchange Act or these policies and procedures?

Contact the Compliance Department regarding any questions you have related to Section 15E(u) of the Exchange Act or the applicability or interpretation of these policies and procedures.

TIP MEMO
[DATE]

Name of Issuer:

Name of Tipper:

Tippers Contact Information:
        Address:
        Phone:
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Date Tip Received:

How Tipper contacted you (email, phone, letter, etc.):

Is the information received non-public? (Yes, No, or Unsure):

Description of the allegations (please include all details provided by the Tipper related to the allegations, for example, the names or titles of the people involved, relevant dates or time frames when the events related to the allegations occurred, and how the tipper came to know this information):

PLEASE PROVIDE THIS TIP MEMO AND ANY CORRESPONDENCES WITH THE TIPPER TO THE COMPLIANCE DEPARTMENT. TIP MEMOS SENT VIA EMAIL CAN BE FORWARDED TO THE COMPLIANCE DEPARTMENT AT NRSROCOMPLIANCE@MORNINGSTAR.COM.